AMERICAN CONSUMERS, INC. NET INCOME PER COMMON SHARE EXHIBIT 11
	THIRTEEN WEEKS ENDED
	August 29, 2009	August 30, 2008

Net income (loss) for computing income (loss) per common share	$(16,831)		$(2,659)

Weighted average number of common shares outstanding during each period	767,359		781,779

Net income (loss) per common share	$(0.022)	$	(0.003)